UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of MARCH, 2005.

                        Commission File Number: 0-30920


                           BARADERO RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           BARADERO RESOURCES LIMITED
                                           -------------------------------------

Date:  MARCH 17, 2005                      /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO

                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         Baradero Resources Limited (the "Issuer")
         #1305 - 1090 West Georgia Street
         Vancouver, BC
         V6E 3V7
         Phone:  (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         March 17, 2005

3.       PRESS RELEASE

         The press release was released on March 17, 2005 through various approved public media and filed with the TSX Venture Exchange and the British Columbia and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nick DeMare, President
         Phone: (604) 685-9316

9.       DATE OF REPORT

         March 17, 2005.

                             BARADERO RESOURCES LTD.
                          1305 - 1090 West Georgia St.
                              Vancouver, BC V6E 3V7
                  Telephone: (604) 685-9316 Fax: (604) 683-1585
                            TSX VENTURE EXCHANGE: BRH
                                  OTCBB: BRHAF


--------------------------------------------------------------------------------

NEWS RELEASE                                                      MARCH 17, 2005



     BARADERO ENTERS INTO AN AGREEMENT TO ACQUIRE MAGELLAN GOLD CORPORATION
                       WITH ASSETS IN THE KYRGYZ REPUBLIC

Baradero Resources Ltd. (the "Company") is pleased to announce that it has entered into a letter of intent dated March 10, 2005 with Magellan Gold Corp. ("Magellan") and the shareholders of Magellan, pursuant to which the Company shall purchase all of the 3,700,100 issued shares of Magellan in exchange for shares of the Company on a one-for-one basis (the "Transaction"). The shares will be issued at a deemed price of $0.20, and they will be subject to escrow restrictions in accordance with the policies of the TSX Venture Exchange. The Transaction is at arm's length.

INFORMATION ABOUT MAGELLAN

Magellan is a new precious and base metal exploration company that has operated privately since February, 2004. During the past year, Magellan has been evaluating joint venture opportunities with early to advanced exploration stage gold and base metal projects in Kazakhstan, the Kyrgyz Republic and Uzbekistan. These countries cover the central portion of the Tien Shan Metallogenic Belt.

In September of 2004, Magellan entered into an option agreement with Marsa Gold Corp. ("Marsa"), a Kyrgyz limited liability company, to acquire all of the issued shares of Bulakashu Mining Company LLC ("BMC"), which is also a Kyrgyz limited liability company. The sole asset of BMC is a license permitting the exploration of the Bulakashu Gold Property located in a north central area of the Kyrgyz Republic within the Tien Shan Metallogenic Belt. The acquisition of BMC is staged over a period of four years. In order to exercise the option in full, by January 2, 2008 Magellan must make cash payments to Marsa of US$120,000 (US$40,000 paid to date), issue 1,025,000 shares to Marsa (to be issued by the Company), and incur US$2,360,000 in exploration expenditures on the Bulakashu Gold Property (US$110,000 incurred to date).

Magellan proposes to work closely with BMC's knowledgeable and locally respected exploration team in exploring the Bulakashu Gold Property. Magellan is pleased to include BMC's staff as part of its exploration team. With this new partnership, Magellan intends to aggressively explore and develop a portfolio of new projects and targets in central Asia.

The largest shareholders of Magellan are Mr. Douglas Turnbull, who owns 1,600,000 shares, and Mr. Cary Pinkowski, who owns 1,000,000 shares.

BARADERO RESOURCES LIMITED
March 17, 2005
Page 2



TERMS AND CONDITIONS OF THE TRANSACTION

In connection with the Transaction:

- The Company intends to complete a private placement of up to 4,000,000 units at a price of Cdn$0.20 per unit, each unit consisting of one common share of the Company and one warrant to buy one common share for Cdn$0.40 for two years from the closing of the Transaction (the "Closing"). The proceeds of the private placement will be used for, among other things, property payments, the 2005 exploration program on the Bulakashu Gold Property and initial working capital requirements. The private placement is subject to the closing of the Transaction, as well as to the acceptance of the TSX Venture Exchange of the proposed use of proceeds. Up to an additional 2,000,000 units will also be issued to convert bridge financing provided to Magellan.

- The Company will replace its current Stock Option Plan with a new Plan which will provide for options to purchase up to 1,918,982 shares of the Company. It is intended to grant options pursuant to this new Plan prior to Closing.

- The Transaction and related matters will constitute a reverse take-over of the Company. There are currently 1,986,521 shares of the Company outstanding. At Closing, there will be 12,119,959 shares of the Company outstanding.

- A finder's fee of 233,338 shares of the Company is payable in respect of the Transaction at Closing to Mr. Shapur Salem.

THE BULAKASHU GOLD PROPERTY

The Bulakashu Gold Property covers approximately 125 square kilometres of the Bulakasheen Mining District in the Chui Oblast, Panfilov Region of the Kyrgyz Republic. The Bulakashu Gold Property is situated approximately 120 kilometres southwest of Bishkek and the eastern edge of the Bulakashu Gold Property is traversed by a major paved transportation route, highway M41, and a 35 Kilovolt power line. Kara Balta is 60 km to the north and is the closest large city and railhead. Kara Balta also has an ISO 9002 certified assay laboratory and a bullion refinery.

The Bulakasheen Mining District lies within the Northern Tien Shan geologic province, proximal to the Kyrgyz-Kungey mineral belt. Gold and copper-gold deposits occur along the belt from the NW corner of the country extending for some 350 kilometres to the east. Within the Kyrgyz-Kungey belt, gold occurs in veins and vein/stockwork combinations in complex structural settings. Copper-gold deposits within the belt occur as porphyry type mineralization, similar to other such deposits in island arc settings.

Stratigraphy on the Bulakashu Gold Property consists of a series of intensely deformed Ordovician to Devonian sedimentary and volcanic rocks. The volcano-sedimentary sequence is sandwiched between two large granitic intrusives, one on the north border of the Bulakashu Gold Property and the other on the southern border. Rocks within the volcano-sedimentary block have a roughly east- west strike and are cut by the east-west striking Karakol fault system.

Gold mineralization occurs predominately along the northern contact zone of the southern intrusive. Copper mineralization occurs predominately along the southern contact zone of the northern intrusive. Gold mineralization occurs in volcanic and sedimentary rocks as linear zones of veins and stockworks with lengths in hundreds of meters and widths in tens to over a hundred meters. Gold mineralization may be, in part, controlled by thrust faults. Copper-gold mineralization occurs in linear zones of a larger scale than the gold mineralization and is associated with granitic rocks. The Karakol fault appears to have some control on the copper mineralization.

BARADERO RESOURCES LIMITED
March 17, 2005
Page 3


Within the Bulakashu Gold Property boundary, there are a total of 24 reported mineral prospects, 9 porphyry Cu-Au occurrences, 10 gold vein/stockwork occurrences and 5 gold placers. The Kyrgyz State Geological Survey has reported a "P" category gold resource for a number of these showings. Further exploration work will be required to verify that these resources can be re-classified as a mineral resource compliant with Canadian NI 43-101 standards.

In September of 2004, Magellan's Vice President of Exploration visited the Bulakashu Gold Property and collected 10 samples from three of the prospects on the Bulakashu Gold Property. The samples were submitted to Alex Stewart Laboratories ("ASL") in Kara Balta for gold assay only.

Four of these samples, three continuous chip and one grab, were collected from the Severny Porphyry Cu/Au Prospect, identified by Soviet geologist in the early 1960's. The three continuous chip samples collected returned values of 4.08 g/t Au (1m), 0.35 g/t Au (1m) and 0.98 g/t Au (4m). The grab sample returned an assay of 3.78 g/t Au. All of the samples collected at Severny were collected from an old trench exposing a discrete quartz stockwork zone within a breciated diorite containing trace amounts of galena and malachite. There was insufficient sampling to determine the full extent of the mineralization at Severny. Magellan views the results from Severny as an indication that further work will be required to determine the full extent and nature of the mineralization.

No significant results were returned from three samples collected from the Otradny showing. The remaining three 1 metre continuous chip samples were collected from the Karabulak Prospect (see results below).

Karabulak Gold Prospect

Although there has been limited exploration work on the Bulakashu Gold Property, most of the work to date has been focused on the Karabulak Gold Prospect. The prospect is comprised of a linear, gold bearing quartz stockwork exposed along the southern flank of a WSW trending ridge. The stockwork zone appears to be parallel to the trend of the ridge and is bisected by a narrow north-south river valley. Within the river valley, immediately down drainage from the Karabulak zone is a large independent placer operation (the Karabulak Placer) which is mined on a seasonal basis. BMC does not have any interest in the placer operations.

Trenching and continuous chip sampling completed by Soviet geologists (Upper Susamir Party) from 1960 to 1963 yielded the following selected significant intervals from Karabulak;

-------------------------------------------------------------------------------
TRENCH                       INTERVAL                  AU (G/T)
-------------------------------------------------------------------------------

K1                             8.20                     35.40
K9                             4.00                       7.1
K13                            22.2                       2.2
K14                            6.00                       4.4
K15                            4.45                       5.1
K16                           15.50                      2.26
K17                           17.50                      2.37
K18                           11.45                      6.49
-------------------------------------------------------------------------------

The three 1 metre continuous chip samples from Karabulak referred to above were collected 1 metre apart across the most visually silicified portion of stockwork zone exposed in Trench K1. Trench K1 was cut across a 10 metre wide section of a highly silicified quartz stockwork within sheared andesite and returned highest grade results from the Karabulak showing. Only trace amounts of fine grained pyrite were observed in the samples collected by Magellan. The interval reported from the Soviet work in the early 1960's, 35.4 g/t Au over 8.2 metres was comprised of the following consecutive sample widths and results; 122.2 g/t Au/1m, 18.5 g/t Au/1m, 9.2 g/t Au/1m, 95.4 g/t Au/1m, 22.8 g/t Au/1m, 8.0 g/t
Au/1m,  2.8 g/t au/1m and 2.5 g/t Au/1.2m.  Due to the amount of weathering  and

BARADERO RESOURCES LIMITED
March 17, 2005
Page 4



erosion that has taken place in trench K1, the exact location of these specific sample intervals could not be identified, however an attempt was made to sample the highest grade portion of the trench solely for the purpose of confirming the high grade potential of the zone. The intent of this sampling was not to determine the full limits and nature of the mineralization, nor are these results considered to be a representation of the average grade of the zone. The three chip samples yielded the following results:

-------------------------------------------------------------------------------
Sample                       Sample Width (metres)          Au (g/t)
-------------------------------------------------------------------------------

142                                1.0                        42.9
143                                1.0                        41.2
144                                1.0                        3.62


During the Soviet era, one diamond drill hole was drilled and an adit with crosscuts was driven to test high-grade gold mineralization within the quartz stockwork veining encountered in trenches on surface. Neither the drill hole nor the underground workings intersected what was thought to be a vertically dipping zone of mineralization.

In the fall of 2004, BMC completed four diamond drill holes on the Karabulak Zone with funding from Magellan. The original trenched showing is located along the south face of a ridge and all four holes were drilled at shallow to horizontal inclines immediately below the main showing on the south face.
Alteration and gold mineralization was intersected well past the vertical downward projection of the surface showing. This would suggest the mineralized zone has a very shallow dip to the north, similar to the dip of the hosting thrusted stratigraphy and possibly controlled by thrust faulting within the host rock sequence. The shallow dip would also help to explain why the earlier Soviet drilling and underground development failed to intersect the mineralized zone.

Selected mineralized intervals from the four drill holes completed by BMC in 2004 were submitted to ASL for Fire Assay and the results are as follows:

-------------------------------------------------------------------------------
HOLE              FROM           TO      INTERVAL (METRES)*    AU (G/T)
-------------------------------------------------------------------------------

BK04-02            60            65             5.0              1.19
-------------------------------------------------------------------------------
BK04-03             9            13             4.0              8.08
-------------------------------------------------------------------------------
BK04-04            29            60            31.0              2.28
-------------------------------------------------------------------------------
BK04-05            12            30            18.0              1.69
including          25            30             5.0              4.61
-------------------------------------------------------------------------------

* The reported intervals from the recent drill program do not represent the true width of mineralization. Further drilling will be required to determine the attitude of the mineralized zone and associated true width of mineralization.

Due to the apparent shallow dip of the mineralized zone, some of the holes may not have intersected or completely penetrated the high-grade core of the zone exposed on surface. In addition to the high-grade gold mineralization encountered at surface and in some of the drill holes, there is also evidence of a broad zone or envelope of lower grade gold mineralization. Further drilling is planned on the northern slope in order to intersect the zone perpendicular to the dip of the mineralization.

Exploration Potential

Most of the major known gold occurrences are found in the lower elevation southern portion of the Bulakashu Gold Property. The exception being the Altyntash gold prospect that is located in the northern part of the license. Historic sampling of all of these prospects has yielded grades and widths of gold mineralization of economic interest. The proximity of the Karakol fault to the showings on the Bulakashu Gold Property provides deep structural control and a very good plumbing system for mineralizing fluids.

BARADERO RESOURCES LIMITED
March 17, 2005
Page 5



No serious evaluation has been made of any of the copper-gold porphyry systems on the Bulakashu Gold Property. Some of these systems are very large and have significant reported historical gold contents ranging from 0.2 to 0.58 g/t along with copper contents ranging from 0.2 to 0.25% Cu in surface samples. Most of the porphyry deposits in the Kyrgyz-Kungey belt have copper grades ranging from
0.4 to 0.6%.

In addition to the known prospects, extensive reconnaissance geochemical surveys were conducted by the Kyrgyz, identifying several large gold geochemical anomalies on the Bulakashu Gold Property that need further evaluation. Magellan will undertake a detailed compilation of the historic data this spring, to identify any significant new gold and copper targets.

Magellan believes that the results to date from Karabulak and Severny are very encouraging and further work is warranted to determine the full extent of mineralization in these areas. Not only are aggressive exploration programs planned for the summer of 2005 on both of these prospects, Magellan intends to conduct preliminary evaluations of all of the mineral showings reported in the Kyrgyz data archives going back to the early 1960's. As part of the Transaction, a technical report on the Bulakashu Gold Property which will detail all previous work, has been commissioned.

Mr. Douglas Turnbull, the President of Magellan, a Qualified Person as defined under National Instrument 43-101 in Canada, has verified the data disclosed in this news release.

DIRECTORS AND OFFICERS OF THE COMPANY AT CLOSING

At Closing, the directors and officers of the Company will include:

DOUGLAS S. TURNBULL, PRESIDENT, C.E.O. AND A DIRECTOR - Mr. Turnbull is a consulting geologist with over 20 years experience in diamond, precious and base metal exploration. Mr. Turnbull holds a Honours Bachelor of Science degree in Geology and is a Qualified Professional Geoscientist recognized by the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Turnbull's previous working and consulting experience includes Monopros Ltd., Goldfields Mining Corporation, Prime Exploration Ltd., Adrian Resources Ltd., and Madison Enterprises Corp. Mr. Turnbull was part of exploration teams responsible for the exploration and development of the Eskay Creek Gold Deposit in British Columbia, Canada, the Petaquilla Cu-Au Porphyry Deposit in Panama and the Mt. Kare Gold Deposit in Papua New Guinea. Currently Mr. Turnbull is the current president of Magellan and also serves as a director on the boards of Oromin Exploration Ltd., Buffalo Gold Ltd. and Grizzly Diamonds Ltd.

NICK DEMARE, CFO AND A DIRECTOR - Mr. DeMare is a chartered accountant and he is currently the President of the Company. Mr. DeMare earned his Bachelor of Commerce from the University of British Columbia in May 1977. He has been a director and officer of many publicly listed companies in Canada since 1988. Since 1991, as President of Chase Management Ltd., he has specialized in providing accounting, management, securities regulatory compliance and corporate secretarial services to companies listed on the TSX Venture Exchange and its predecessors. Mr. DeMare is currently a director and/or officer of several TSX Venture Exchange listed companies including Tumi Resources Limited, Tinka Resources Limited, Mawson Resources Limited, Halo Resources Ltd., Golden Peaks Resources Ltd., Gold Point Exploration Ltd., Andean American Mining Corp. and GGL Diamond Corp.

WILLIAM J. TAFURI, V.P. EXPLORATION AND DIRECTOR OF OPERATIONS, ASIA - Mr. Tafuri has a Ph.D. in geology and over 30 years of diverse mining and exploration experience in precious and base metals. In addition to Mr. Tafuri's consulting experience, he has worked for a number of major international mining companies including Santa Fe Pacific Gold Corporation, Kinross Gold Corporation and Getty Mining. Prior to 1995, he worked primarily in the western United States, as an exploration geologist early in his career and ultimately as the Western U.S. Exploration Manager of Getty Mining. From 1995 to 1998, Mr Tafuri

BARADERO RESOURCES LIMITED
March 17, 2005
Page 6



served as regional geologist for Santa Fe Pacific Gold Corporation in Kazakhstan. For the year following, he served as senior geologic advisor to Phelps Dodge Corporation in Kazakhstan and Russia assisting with exploration, negotiation and acquisition of new projects. From 1999 to 2001, Mr. Tafuri worked for Kinross Gold Corporation principally involved with the evaluation of projects in Russia, North and South America. Since 2001, he has focussed on his consulting business, mainly conducting property evaluations in Kazakhstan.

OLEG KIM, DIRECTOR - Oleg Kim is a Kyrgyz national and the principal of Marsa and the President of BMC. He has graduate and post graduate qualifications in geology from Russia and Uzbekistan and further qualifications in economics from McGill University in Canada. From 1985 to 1992, he worked for a number of State Geology organizations in the Kyrgyz Republic and subsequently Kyrgyzaltyn, the principal state mining company in the Kyrgyz Republic. He was involved from 1993 with the development of the Kumtor Gold Deposit joint venture with Cameco Corporation and became chief exploration geologist at Kumtor in charge of the major continuing exploration program for this gold mine. He was also generally responsible for Cameco's Central Asian exploration program. Since 1992 he has developed his own business interests in gold exploration and production. He is also a director of Andash Mining Company in the Kyrgyz Republic.

CARY PINKOWSKI, DIRECTOR - Cary Pinkowski has 15 years of experience in dealing with North American and European capital markets. During Mr. Pinkowski's distinguished career with Canaccord Capital Corporation, Canada's largest independent securities dealer, he specialized in Venture and Natural Resource Company Financings and maintained a large retail and institutional clientele. Mr. Pinkowski currently acts as an advisor to Entree Gold Inc. on its business and corporate development.

GREGORY CROWE, DIRECTOR - Mr. Crowe is a registered Professional Geologist in the provinces of Alberta and British Columbia. He brings over 20 years exploration, business and entrepreneurial experience throughout North America, Latin America, Africa and Southeast Asia. After leaving Anaconda Canada in 1984, Mr. Crowe co-founded and was President of Azimuth Geological Inc. This private company provided exploration and management services to companies in the junior and major mining sectors, including Rio Algom, Westmin Mines, Lafarge Canada and the Prime Group. In the 1990's, Mr. Crowe re-focused his exploration efforts on Latin America. From 1994 to 1998, he was instrumental transforming Yuma Copper Corp. from a junior exploration company into a copper producer with two active mines in Chile. Between 1998 and the present, he has provided consulting services to a number of mining companies, world-wide. Mr. Crowe is currently the President and C.E.O. of Entree Gold Inc.

LINDSAY BOTTOMER, DIRECTOR - Mr. Bottomer is a professional geologist with over 30 years experience in mineral exploration, world-wide. For the past 16 years he has been based in Vancouver working with Prime Equities (Pezim Group), Echo Bay Mines, and as a consultant to a number of junior resource companies. He is currently President of Southern Rio Resources Ltd. and a director of Pacific North West Capital Corp and Entree Gold Inc.. He was President of the BC & Yukon (Canada) Chamber of Mines from 1998 to 2000.

CONDITIONS AND CAUTIONS

COMPLETION OF THE TRANSACTION IS SUBJECT TO A NUMBER OF CONDITIONS, INCLUDING BUT NOT LIMITED TO, EXCHANGE ACCEPTANCE AND DISINTERESTED SHAREHOLDER APPROVAL. THE TRANSACTION CANNOT CLOSE UNTIL THE REQUIRED SHAREHOLDER APPROVAL IS OBTAINED. THERE CAN BE NO ASSURANCE THAT THE TRANSACTION WILL BE COMPLETED AS PROPOSED OR AT ALL.

INVESTORS ARE CAUTIONED THAT, EXCEPT AS DISCLOSED IN THE MANAGEMENT INFORMATION CIRCULAR TO BE PREPARED IN CONNECTION WITH THE TRANSACTION, ANY INFORMATION RELEASED OR RECEIVED WITH RESPECT TO THE TRANSACTION MAY NOT BE ACCURATE OR COMPLETE AND SHOULD NOT BE RELIED UPON. TRADING IN THE SECURITIES OF BARADERO RESOURCES LIMITED SHOULD BE CONSIDERED HIGHLY SPECULATIVE.

BARADERO RESOURCES LIMITED
March 17, 2005
Page 7



NO REGULATORY AUTHORITY HAS IN ANY WAY PASSED UPON THE MERITS OF THE PROPOSED TRANSACTION AND HAS EITHER APPROVED OR DISAPPROVED THE CONTENTS OF THIS NEWS RELEASE.

CANACCORD CAPITAL CORPORATION, SUBJECT TO COMPLETION OF SATISFACTORY DUE DILIGENCE, HAS AGREED TO ACT AS SPONSOR TO BARADERO RESOURCES LIMITED IN CONNECTION WITH THE TRANSACTION. AN AGREEMENT TO SPONSOR SHOULD NOT BE CONSTRUED AS ANY ASSURANCE WITH RESPECT TO THE MERITS OF THE TRANSACTION OR THE LIKELIHOOD OF COMPLETION.


ON BEHALF OF THE BOARD
BARADERO RESOURCES LIMITED

/s/ Nick DeMare
--------------------------
Nick DeMare,
President